1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL Board of Directors Proposes NT$ 1.80 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Mar 20, 2014

Taichung, Taiwan, March 20, 2014–Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the Board adopted a proposal recommending distribution of NT$ 1.80 cash dividend per share. The proposal will be discussed and brought to a vote at the Company’s regular shareholders’ meeting scheduled on June 20, 2014. The Board of Directors also approved:

1. Approved the 2013 Business Report and Financial Statements. Consolidated revenue for 2013 was NT$ 69,356,192 thousand, and net income was NT$ 5,892,283 thousand with diluted EPS of NT$ 1.89 per share.

2. Approved a proposal for distribution of 2013 profits:

(1)	A cash dividend of NT$ 1.80 per share will be distributed to the common shareholders.

(2)	In accordance with new accounting regulations requiring expensing of employee profit-sharing, SPIL’s 2013 net income of NT$ 5,892,283 thousand has already factored in employee profit-sharing expenses of NT$ 623,272 thousand and remuneration to directors and supervisors of NT$ 55,477 thousand. Employees’ bonuses of NT$ 623,272 thousand will all be distributed in cash.

3. Approved to amend the Company’s “ Procedures for the Acquisition and Disposal of Assets”.

4. Approved to elect nine Directors, of which 3 will be Independent Directors, in the 2014 Regular Shareholders’ Meeting. According to the article 172-1 and 192-1 of The Company Law, if shareholders with over 1% holding would like to propose and submit the candidate list for Director and Independent Director, the Company will receive proposition from 2014/04/14 to 2014/04/24. The address of proposition receiving office is at “No.123, Sec 3, Da Fong Rd. Tantzu, Taichung, Taiwan”.

5. Approved to schedule the 2014 Regular Shareholders’ meeting on June 20, 2014 at the New Palace Restaurant ( No.345, Chung-Te 5th Rd. Taichung, Taiwan).

6. Approved to increase additional capital appropriation of NT$ 5.1 billion, and thus revised up 2014 total capital appropriation to NT$ 14.7 billion.

7. Approved to amend the Company’s “Audit Committee Charter”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: March 20, 2014	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer